Biodexa Pharmaceuticals PLC

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Jessica Dickerson

Re:	Biodexa Pharmaceuticals PLC Registration Statement on Form F-3 File No. 333-290554 (the “Registration Statement”) Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Biodexa Pharmaceuticals PLC (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Tuesday, September 30, 2025, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jason S. McCaffrey of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-4416 with any questions regarding this request.

Very truly yours,

Biodexa Pharmaceuticals PLC

/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jason S. McCaffrey, Esq.